August 30, 2018

Martin Babler
Chief Executive Officer
Principia Biopharma Inc.
400 East Jamie Court, Suite 302
South San Francisco, CA 94080

       Re: Principia Biopharma Inc.
           Registration Statement on Form S-1
           Filed August 17, 2018
           File No. 333-226922

Dear Mr. Babler:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 Filed August 17, 2018

Description of Capital Stock, page 156

1. You disclose that there would have been an aggregate of 118,320,806 shares of common stock issued and outstanding as of June 30, 2018, after giving effect to the conversion of all outstanding preferred stock into shares of your common stock in connection with the completion of the offering. You further disclose on page F-30 that you had 118,122,471 shares of common stock issued and outstanding as of June 30, 2018 on a pro forma basis.
       Please advise or revise to correct this apparent discrepancy.
 Martin Babler
FirstName LastNameMartin Babler
Principia Biopharma Inc.
Comapany NamePrincipia Biopharma Inc.
August 30, 2018
Page 2
August 30, 2018 Page 2
FirstName LastName
Financial Statements for the Year Ended December 31, 2017
Note 13. Subsequent Events, page F-28

2. Please enhance your disclosure here and on page F-52 to disclose the actual date through which subsequent events have been evaluated. Please also disclose whether the date through which subsequent events have been evaluated is the date the financial statements were issued or the date the financial statements were available to be issued. Refer to ASC
         855-10-50-1.
Financial Statements for the Period Ended June 30, 2018
Condensed Consolidated Balance Sheets, page F-30

3. You state on the face of your balance sheet that you had 118,122,471 shares of common stock issued and outstanding on a pro forma basis as of June 30, 2018. You state elsewhere, such as on pages 62 and 65, that you had 149,686,121 shares of common stock issued and outstanding on a pro forma basis as of June 30, 2018. Please help us understand why you have not reflected the 31,563,650 shares of common stock issuable upon conversion of your Series C convertible preferred stock within the number of shares of common stock issued and outstanding on a pro forma basis as of June 30, 2018 in a consistent manner throughout the filing.
Exhibit Index, page II-4

4. We note that you have submitted an application for confidential treatment relating to exhibits 10.12 through 10.18 that is currently pending. Please be advised that we will not be in a position to accelerate the effectiveness of your registration statement until we have completed processing your confidential treatment request.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Martin Babler
Principia Biopharma Inc.
August 30, 2018
Page 3

        You may contact Jeff Gordon, Staff Accountant, at (202) 551-3866 or John Cash,
Accounting Branch Chief, at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Sergio Chinos, Staff Attorney, at (202)
551-7844 or Jay Ingram, Legal Branch Chief, at (202) 551-3397 with any other questions.



                                                            Sincerely,
FirstName LastNameMartin Babler
                                                            Division of
Corporation Finance
Comapany NamePrincipia Biopharma Inc.
                                                            Office of
Manufacturing and
August 30, 2018 Page 3                                      Construction
FirstName LastName